Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Tuesday August 26, 2025

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

NVXAD	PERFORMANCE RIGHTS	490,852	26/08/2025

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type

Registration number

ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

26/8/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2 a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code ("existing class")

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

NVXAD : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

26/8/2025

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

chrome-extension://efaidnbmnnnibpcajpcglclefindmkaj/https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02898271-2A1570239&v=4a466cc3f899e00730cfbfcd5ab8940c41f474b6

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

490,852

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
NVX : ORDINARY FULLY PAID	647,376,043

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
NVXAD : PERFORMANCE RIGHTS	29,379,758
NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667
NVXAB : SHARE RIGHTS	1,008,567
NVXAL : CONVERTIBLE NOTES	45,221,586

NVXAH : CONVERTIBLE DEBENTURES	21,750,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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